Exhibit 4.56

English Translation for Reference Only

CSUN Wafer (Material) Purchase Order

Contract No.: NPM11118664

Place of Signing: Jiangning District, Nanjing

The Seller: CEEG (Nanjing) Semiconductor Materials Co., Ltd.	The Buyer: China Sunergy (Nanjing) Co., Ltd.

Address: No.6, Shuige Road, Jiangning Economic & Technological Development Zone, Nanjing	Address: No.123, Focheng West Road, Jiangning Economic & Technological Development Zone, Nanjing

Contact Person of Contract: Liu Shijie	Contact Person of Contract: Gao Jianxin

Tel.: 025-52095899	Tel.: 025-52766603

In accordance with the long-term purchase contract (Contract No.: NPM111186) signed on September 22, 2011 between the Buyer and the Seller, both parties, based on the principles of integrity and mutual benefit and through full negotiation, conclude the following order:

Order

1. Product Name, Specification & Model, Quantity, Unit Price, Total Prices

Serial number	Product Name	Specification & model	Unit	Quantity (Piece)	Unit Price (RMB/Piece)	Total prices (RMB)	Remarks
1	Mono-wafer	S156	Piece	1,500,000	¥8.00	¥12,000,000.00
2	Poly-wafer	M156	Piece	1,500,000	¥5.90	¥8,850,000.00

Total (in words): RMB Twenty Million Eight Hundred and Fifty Thousand Only (including 17% value-added tax) In figures: RMB 20,850,000

Remarks: During the performance term of this Order, if the market price of wafer falls, both parties may re-negotiate the price based on the market price. If the negotiation fails, the Buyer may terminate the order.

2. Delivery Term, Delivery Place and Transportation Mode of the Seller

2.1 Delivery term: The Seller shall deliver goods prior to July 31, 2013 (it is estimated that 500,000 pieces of mono-wafers and poly-wafers will be shipped on July 12 respectively, 500,000 pieces of mono-wafers and poly-wafers will be shipped on July 19 respectively and 500,000 pieces of mono-wafers and poly-wafers will be shipped on July 26 respectively, and the specific shipment is subject to the actual shipment quantity).If the Seller's supply is insufficient, both parties re-negotiate the undelivered quantity based on the market price.

2.2 Delivery place: The Buyer's factory

2.3 Transportation mode: Automobile transportation

3. Terms of Payment and Payment Time of the Buyer

After the order comes into effect, the Buyer makes payment for goods to the designated account of the Seller thirty (30) days after receiving the Seller's goods.

II. Modification and Supplement of General Terms

4. Effectiveness and Miscellaneous

4.1 This Order is made in duplicate with the Buyer and the Seller holding one (1) copy respectively and comes into effect after signature and seal by both parties.

4.2 The Buyer and the Seller shall send the original of order text to each other within three (3) working days after the contract is signed. The facsimile has the same effect as the original.

4.3 With regard to matters uncovered in this Order, both parties shall sign a supplemental agreement through negotiation separately. The supplemental agreement is a valid part of this Order and has the same legal effect as this Order.

The Seller:	The Buyer:

CEEG (Nanjing) Semiconductor materials Co., Ltd.	China Sunergy (Nanjing) Co., Ltd.

/s/ (Nanjing) Semiconductor materials Co., Ltd.	/s/ China Sunergy (Nanjing) Co., Ltd.

(Signature of Authorized Representative)	(Signature of Authorized Representative)

(Date of Signing): (Day) (Month) (Year)	(Date of Signing): (Day) (Month) (Year)
12 July, 2013